Swap Your Time, LLC

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Swap Your Time, LLC is committed to building and monetizing a freelancing app

SWAPYOURTIME.COM MINNEAPOLIS MINNESOTA





We wanted to build a gig platform to allow freelancers to showcase what they are good at and what they love doing. And we wanted it to be absolutely free and easy to use.

Pavel Sakurets CEO @ Swap Your Time, LLC

Why you may want to support us...

1. Over 25,000 users and growing exponentially. Thousands of gigs posted and many are added daily
2. 99% of all users are in the US with large purchasing power
3. Company has no debt. Started monetizing the app with advertisers. Patent pending idea. Successfully raised money on Kickstarter.

Why investors ❤ us

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Pavel Sakurets
CEO
Swap Your Time App is a needed application in times of Covid-19 shutdown and the post-shutdown world. We want to ensure people have an ability to advertise services they are good at and earn income.



Konstantin Zuyev
CTO
Building Swap Your Time App as a fast, secure, and reliable platform has been a blast. Understanding our consumers was a key to building a successful product.

Downloads

Company Profile Swap Your Time.pdf

Swap Your Time - Freelancing Gigs Platform


OFFER AND BID ON TIME
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We have started thinking about Swap Your Time App in late 2016. **The main idea was to offer a platform that allows freelancers to do what they enjoy doing and get other services in return or just get paid for their work.** We built early prototypes in 2017 after filing a patent application. It was evident in our early consumer tests that there was a strong demand for a freelancing platform like ours. After all, the Gig Economy either as a full-time job or a complementary income has been steadily growing in the US and other countries. **Especially in times like we are experiencing today where most of the world is shut down due to Covid-19, the demand for remote work and ability to earn income while working remotely is the highest it has been.**

Our first version of the app was functional, but it was not aesthetically appealing according to testing with real users. Take a look at the video below with early designs of the app.



Swap Your Time Early Designs Video
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We have acted on the feedback from users and decided to launch a Kickstarter campaign so that we can raise money to completely re-design the UX and UI. Working on preparing the Kickstarter campaign was a blast and we have raised over $5k from over 100 backers (Swap Your Time Kickstarter Campaign). This has allowed us to hire a world-class designer and a team of programmers to integrate those designs into the app's architecture. The results was a success and we have published the app in Google Play and Apple App Store. It is worth noting that our company has no debt and has been funded by Kickstarter as well as the funds from co-owners of Swap Your Time, LLC. Our Android and iOS apps are fully synchronized together with the Web Platform and users can pick whatever device they want to use and start posting services (gigs) or look for services other freelancers advertise. Take a look at the video showing new designs and explaining how the app works:



Instructions on how to use Swap Your Time app
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Profile Information

At this point we have over 25,000 users and growing. Thousands of gigs have been posted and many are added every day. Our immediate focus is on the US. 99% of our user base is in the US, which we believe is an advantage due to high purchasing power. Additionally, the app can serve as a community app as we believe the days of globalization are over and it is time to focus on our communities and neighborhoods. Below, you will find a collection of screenshots from our app as well as our new video.

We hope you liked our story and consider investing in our company to propel it to the next stage. We are confident, Swap Your Time App will continue to be a tremendous success attracting new users and allowing us to reach 1,000,000 users and beyond in the next 2-3 years. Thank you for your interest!


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Swap Your Time in a Nutshell
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www. SwapYourTime.com

Investor Q&A

– COLLAPSE ALL

What does your company do?

In the current situation of lock downs and shut downs, working remotely and earning an income is even more important. We have built a successful freelancing platform as a response to a growing need of working remotely and earning either a main or supplementary income. The world will never be the same after Covid-19 and our platform will allow people to connect with each other, get work done, and earn their living.

Where will your company be in 5 years?

We hope to have over 1.5 million users, although it cannot be guaranteed.

Why did you choose this idea?

We wanted to build a gig platform to allow freelancers to showcase what they are good at and what they love doing. And we wanted it to be absolutely free and easy to use.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

In the current situation of lock downs and shut downs, working remotely and earning an income is even more important. The world will never be the same and our platform will allow people to connect with each other, get stuff done, and earn their living.

How far along are you? What's your biggest obstacle?

The platform is fully completed and operational. We are growing exponentially. We don't have big obstacles or risks, but need money to continue refining our product, continue to market our platform and manage our customers and content.

Who competes with you? What do you understand that they don't?

Biggest competitor is Fiverr, but they are not free and global focused. We are a free platform that is focused on the US market only. We believe globalization is over and it is time to focus on our own communities supporting our own country men and women.

How will you make money?

The platform is making money via advertising. We will continue growing our advertising revenue as our user base grows. Understanding and monetizing user sentiment data can also be a potential revenue stream.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Management of content is important. Gigs that are posted on the platform vary in quality and need to be monitored to provide consistent and pleasant experience to our user base.